Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
(563) 383-2179
Fax: (563) 327-2600
carl.schmidt@lee.net

January 11, 2013

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 30, 2012
Filed December 14, 2012
File No. 001-06227

Dear Ms. Cvrkel:

The following is in response to your January 3, 2013 letter.

Form 10-K for the year ended September 30, 2012.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Polices, page 21
Goodwill and Other Intangible Assets

Comment 1

Staff Comment:

We note your section on critical accounting policies. It appears that the items included in this section are a mere repetition of the significant accounting policies section of your financial statements. Pursuant to FR-72, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-72, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In light of the significance of goodwill and intangible assets to your balance sheet, which represented approximately 65% of total assets at the latest balance sheet date presented, and the fact that your aggregate revenues have decreased in each of the three most recent fiscal years presented in your financial statements, please consider revising this section to provide a sensitivity analysis explaining how the use of different assumptions in your impairment analysis of goodwill and other intangible assets could potentially impact the overall results of your impairment assessment. This sensitivity analysis could explain how the use of different discount rates, future changes in revenues and expense estimates, and other assumptions used in your impairment testing could impact the results of your analysis.

Response:

Our discussion of goodwill in connection with our critical accounting policies includes the following:

The required valuation methodology and underlying financial information that are used to determine fair value require significant judgments to be made by us. These judgments include, but are not limited to, long term projections of future financial performance and the selection of appropriate discount rates used to determine the present value of future cash flows. Changes in such estimates or the application of alternative assumptions could produce significantly different results.

And also:

Future decreases in our market value, or significant differences in revenue, expenses or cash flows from estimates used to determine fair value, could result in additional impairment charges in the future.

The Company believes it has described all known significant risks including risks of impairment given a change in discount rates, market value, revenue, expenses or cash flows from the estimates used to determine fair value. In future filings, the Company will consider the appropriateness of additional disclosure around the sensitivity of the assumptions used.

Consolidated Statements of Operations and Comprehensive Income, page 49

Comment 2

Staff Comment:

Your current presentation of other comprehensive income in your consolidated statement of operations and comprehensive income does not comply with the guidance outlined in ASC 220-10-45. As outlined in ASC 220-10-45-1(b), an entity reporting comprehensive income in a single continuous financial statement as you have done shall present a total amount for comprehensive income together with the components that make up other comprehensive income. Please revise your consolidated statements of operations and comprehensive income to disclose the various components of comprehensive income in this financial statement.

Response:

Other comprehensive income for fiscal years 2012 and 2011 relates only to the single factor of pension and post-retirement benefits, as more fully described in Note 15, while fiscal year 2010 also includes a one time unrealized gain on interest rate exchange agreements. Additionally, the Company has not yet adopted ASU 2011-05, which is not required until fiscal year 2013 due to the Company's use of a September fiscal year end. To the extent there is more than one type of other comprehensive income in future years, the Company requests to comply with this requirement in future filings.

Comment 3

Staff Comment:

In a related matter, we note that the Company has net income attributable to non-controlling interests. As outlined in ASC 220-10-45-5, if an entity has an outstanding non-controlling interest, amounts for both comprehensive income attributable to the parent and comprehensive income attributable to the non-controlling interest in a less than wholly owned subsidiary, should be reported on the face of the financial statement in which comprehensive income is presented, in addition to presenting consolidated comprehensive income. Please revise your presentation accordingly.

Response:

The Company does not have other comprehensive income related to its non-controlling interests and believes the amount of net income attributable to non-controlling interest to be immaterial. The Company requests to clarify in future filings comprehensive income in the consolidated statements of operations and comprehensive income (loss) by changing the caption “comprehensive income” to “comprehensive income attributable to Lee Enterprises, Incorporated.”

Comment 4

Staff Comment:

We note that the Company recognized reorganization costs aggregating $37,765 during fiscal 2012 in connection with its Chapter 11 proceedings. Given the materiality of such costs to your results of operations for the period, please tell us and revise MD&A and the notes to your financial statements to explain the nature and amounts of the costs included in reorganization costs in your 2012 statement of operations and comprehensive income.

Response:

The components of reorganization costs are as follows:

(Thousands of Dollars)
Fees paid in cash to lenders, attorneys and others	$38,628
Unamortized loan fees (previous debt agreements)	1,740
Fair value of stock granted to 2nd Lien lenders	9,576
Noncash fees in the form of additional debt	12,250
Present value adjustment	(23,709)
Total reorganization costs*	$38,485

Charged to expense in FY2011 as other non-operating expense	$721
Charged to expense in FY2012	$37,765
*Difference between total reorganization costs and the amounts expensed in FY2011 and 2012 is due to rounding

Each of the items in the table above is disclosed in MD&A as well as the notes to the consolidated financial statements to some extent. The Company requests to clarify its disclosure in future filings to summarize, in a manner similar to the table above, the amounts recognized in the 2012 consolidated statement of operations and comprehensive income (loss).

Comment 5

Staff Comment:

Please revise your consolidated statement of stockholders equity (deficit) or the notes to your financial statements to include a reconciliation of the beginning and end of period carrying amount of total equity attributable to your non-controlling interest. Refer to the guidance outlined in ASC 810-10-50.

Response:

The Company believes the amount of non-controlling interest, which totaled $577,000, $452,000 and $284,000 as of September 2012, 2011 and 2010, respectively, and the changes thereto are immaterial for inclusion in the consolidated statement of stockholders' equity (deficit) and requests to comply in future filings if amounts become more significant.

Note 1. Significant Accounting Policies, page 54

Comment 6

Staff Comment:

We note from the disclosures provided in MD&A and in Note 1 to the financial statements that the Company has not provided any disclosure as to how any recently issued accounting pronouncements may impact its financial statements in future periods. In future filings, please revise MD&A and the notes to the financial statements to discuss how any recently issued accounting standards or pronouncements may impact your financial statements. Refer to the guidance outlined in SAB Topic 11:M.

Response:

The Company has historically included a summary of significant new accounting pronouncements. However, the Company did not believe them to be significant for FY2012 and future periods. In future filings, the Company will continue to include a summary of the new accounting pronouncements should such pronouncements be significant or disclose that new accounting pronouncements are not expected to have a significant impact on the Company's consolidated financial statements in future periods.

Note 2. Discontinued Operations, page 59

Comment 7

Staff Comment:

In light of the materiality of the gain from the sale of discontinued operations of the North County Times in October 2012, please tell us and expand your disclosure to indicate how you calculated the gain from this transaction pursuant to ASC 205-20. As part of your response, please present your calculation in a table that indicates all items considered in your calculation. Also, please revise the notes to your financial statements to include a description of the facts and circumstances that lead to the disposal and disclose the carrying amounts of the major classes of assets and liabilities that were included as part of the disposal group. Refer to the guidance in ASC 205-20-50.

Response:

Please note that the sale of the North County Times (“NCT”) is a subsequent event, as the sale occurred in FY 2013. The gain is appropriately disclosed as an approximate amount in Form 10-K and is calculated as follows:

(Millions of Dollars)	Form 10-K Estimate
Sale price	($12.0)
Settlement of working capital	(0.9)
Net assets of NCT as of September 30, 2012	7.5
Allocation of goodwill	1.2
Legal and other fees	0.4
Gain on sale before income taxes	(3.8)
Tax expense (@ 38%)	1.5
Net gain on sale	($2.3)
Amount disclosed	($2.0)

The Company requests that the complete disclosure required by ASC 205-20-50 be included in future filings, beginning with its Form 10-Q for the 13 weeks ended December 30, 2012.

Note 5. Debt, page 62
2nd Lien Agreement
Covenants and Other Matters

Comment 8

Staff Comment:

We note from the disclosure included in note 5 that the 2nd Lien Lenders shared in the issuance of 6,743,640 shares of your common stock valued at $9,576,000. Please tell us and explain in the notes to your financial statements how you valued and accounted for the issuance of these shares in the Company's financial statements.

Response:

The Company valued the stock granted to the 2nd Lien lenders as part of the refinancing using the closing stock price as of the date of issuance ($1.42 per share). The value of the stock issued is accounted for as a reorganization cost as indicated in our response to Comment 4 above. The Company requests to disclose the valuation methodology in future filings.

Other, page 66

Comment 9

Staff Comment:

We note from the disclosure in the third paragraph on page 67 that debt under the plan was considered compromised and as a result, the 1st Lien Agreement, 2nd Lien Agreement and the Pulitzer Notes were recorded at their respective present values which resulted in a discount to the stated amount totaling $23,709,000. Please tell us and explain in Note 5 how you determined the related discount rates used to determine the present values of such obligations.

Response:

The respective effective interest rates were used as the discount rate to determine the present value of the 1st Lien debt, 2nd Lien debt and Pulitzer Notes. In the computation of the effective rate, the Company included all cash outflows of the respective debt including: mandatory principal payments, interest payments, fees paid to lenders in connection with the refinancing as well as, in the case of the 2nd Lien debt, stock issued. The Company requests to expand its disclosure of the determination of present value to include additional explanation in future filings, beginning with its Form 10-Q for the 13 weeks ended December 30, 2012.

Note 16. Commitments and Contingent Liabilities
Redemption of PD LLC Minority Interest, page 81

Comment 10

Staff Comment:

We note that in connection with the Notes Amendment and PD LLC's redemption of the 5% interest in PD LLC and DS LLC owned by The Herald Company (“Herald Inc.”), conforming amendments were made to the Operating Agreement. We also note that as a result, Herald's former interest will be settled at a date determined by Herald between April 2013 and April 2015, based on a calculation of 10% of the fair market value of PD LLC and DS LLC at the time of settlement, less the balance, as adjusted of the Pulitzer Notes or the equivalent successor debt if any. We further note that in 2009, the Company recorded a liability of $2,300,000 as an estimate of the amount of the Herald value to be disbursed and in 2011 this liability was reduced to $300,000 based on the current estimate of fair value. Please tell us the nature of the changes in facts, circumstances or assumptions that resulted in the decline of this liability to $300,000 during 2011. Also, please explain how the offset to the decline in this liability was accounted for in the Company's financial statements.

Response:

The Company uses a combination of an income approach and a market approach in determining the fair value of SLPD for purposes of determining the Herald Value liability. From 2009 to 2011 we observed a decrease in the valuation for newspaper companies in general as well as a decrease in future revenues and operating cash flow of SLPD and an increase in discount rates applicable to the Company. Some of these changes also resulted in impairment charges in these years. As a result, the Company decreased the Herald Value liability in FY2011, which was recorded in other non-operating income (expense) in the consolidated statements of operations and comprehensive income (loss).

Other

Comment 11

Staff Comment:

Please note that when reference to the work of other auditors is included in the report of the independent registered public accounting firm, the separate report of the firm performing the referenced work should be included in the filing in accordance with Rule 2-05 of Regulation S-X. In future filings, please include the report of the other auditors within the filing rather than as Exhibit 23.3 to the filing.

Response:

The Company will comply with this requirement in future filings on Form 10-K.

* * * *

As requested, the Company acknowledges:

•	Its responsibility for the adequacy and accuracy of the disclosures in its filings;

•	That Staff comments or changes in disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company's filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the Federal securities laws of the United States.

Please contact me at 563-383-2179 or Carl.Schmidt@lee.net if you wish to further discuss any of the above matters.

Sincerely,

Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer